EXHIBIT (a)(5)(C)

Cooper Cameron Completes Tender for Debentures
2004-05-06 16:30 (New York)

     HOUSTON, May 6 /PRNewswire-FirstCall/ — Cooper Cameron Corporation (NYSE: CAM) has completed its offer to purchase its outstanding 1.75% Convertible Senior Debentures due 2021. As of 3 p.m. New York City time on May 5, 2004, the expiration for the offer, $184,250,000 in principal amount of debentures had been tendered pursuant to the offer.

     UBS Investment Bank acted as dealer manager for the tender offer. Georgeson Shareholder Communications Inc. was the information agent. Holders of the debentures with questions regarding the tender offer may contact the Liability Management Group at UBS Investment Bank, (203) 719-4210 (collect) or (888) 722-9555 ext. 4210 (toll-free).

     This announcement does not constitute an offer to purchase, a solicitation of an offer to purchase or a solicitation of an offer to sell securities with respect to any debentures. The tender offer was made solely on the terms and conditions set forth in the Offer to Purchase dated April 6, 2004, as amended and restated and the accompanying transmittal documents. For additional information regarding the tender offer, reference should be made to the Offer to Purchase and the related transmittal documents.

     Cooper Cameron Corporation is a leading international manufacturer of oil and gas pressure control equipment, including valves, wellheads, controls, chokes, blowout preventers and assembled systems for oil and gas drilling, production and transmission used in onshore, offshore and subsea applications, and provides oil and gas separation equipment. Cooper Cameron is also a leading manufacturer of centrifugal air compressors, integral and separable gas compressors and turbochargers.

     Website: www.coopercameron.com